

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 10, 2011

Mr. Robert J. Conway
DSI Properties, Inc.
6700 E. Pacific Coast Highway
Long Beach, CA 90803

  Re: **DSI Realty Income Funds as detailed below**
     Forms 10-K for the year ended December 31, 2009

Dear Mr. Conway:

  This letter relates to Forms 10-K for the following registrants: DSI Realty Income Fund VI (File No. 002-68926), DSI Realty Income Fund VII (File No. 002-83291), DSI Realty Income Fund VIII (File No. 002-90168), DSI Realty Income Fund IX (File No. 000-14186), DSI Realty Income Fund X (File No. 000-15346) and DSI Realty Income Fund XI (File No. 000-18286) which are collectively the "DSI Realty Income Funds".

  We have completed our review of the 2009 Form 10-Ks related to the DSI Realty Income Funds and have no further comments at this time.

       Sincerely,

       Robert Telewicz
       Senior Staff Accountant